UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

April 17, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Bo Howell

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-6637

Dear Mr. Howell:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 95/96 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS Multi-Asset Income Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.           Comment.  Please include a footnote to the fee table that addresses the 1% contingent deferred sales charge (“CDSC”) for purchases of Class A shares of $1 million or more that were not subject to a front-end sales charge but are subject to a 1% CDSC if sold within one year of the purchase date.

Response.  The requested disclosure has been added in a footnote to the fee table.

2.           Comment.  Please file the Expense Limitation Agreement that relates to the Fund as an exhibit to the Trust’s next post-effective amendment filing.

Response.  The Expense Limitation Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

3.           Comment.  With respect to the footnote 2 to the fee table, please add disclosure in a footnote to the fee table regarding who may terminate the Expense Limitation Agreement and under what circumstance such a termination may occur.

Response.  The requested disclosure has been added to the footnote to the fee table.

4.           Comment.  Please elaborate on or clarify what is meant by “the Fund’s specific risk tolerances” in the first sentence of the “Principal strategies -- Principal investments” section.

Response.  References to “the Fund’s specific risk tolerances” have been removed from the prospectus.

5.           Comment.  Elaborate on or provide an example of “catastrophe bond” as used in the second paragraph of the “Principal strategies -- Principal investments” section.

Response.  Disclosure has been added to the prospectus to describe that catastrophe bonds are types of insurance-linked or event-linked securities that pay off on the occurrence of specific events, usually natural disasters.

6.           Comment.  Add references to the term “junk bonds” in the strategy and risk sections where high yield bonds are discussed.

Response.  The requested disclosure has been added, as appropriate.

7.           Comment.  State the Fund’s maturity policy; if none, state that the Fund can invest in fixed income securities of any maturity.

Response.  Disclosure has been added to the prospectus to clarify that the Fund may invest in fixed income securities of any maturity.

8.           Comment.  Please review the derivatives-related disclosure in the prospectus in light of the SEC guidance provided in the letter from the SEC Staff to the Investment Company Institute.

Response.  The Fund has reviewed the adequacy of its derivatives-related disclosure in its prospectus in light of the SEC guidance provided in the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures and believes that the disclosure appropriately describes the derivatives in which the Fund invests, the purposes for which such derivatives are used, and the risks of the Fund’s use of such instruments.

9.           Comment.  Include REIT and/or real estate-related risk to correspond to the strategy language regarding the Fund’s use of REITs and real estate securities.

Response.  The requested disclosure has been added to the summary section of the prospectus (the risk disclosure was already included in section “More information about the fund”).

10.           Comment.  Under the heading “Tax information,” please add disclosure clarifying that tax-deferred distributions may be subject to tax at a later time.

Response.  The requested addition has not been made, as the Fund believes that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

11.           Comment.  In the section titled “More information about the fund,” consider changing the heading from “Fund objective” to “Investment Objective.”

Response.  The requested change has not been made, as the Fund does not believe this heading is misleading and because the Trust wants to maintain the consistency of this heading style across all of the Trust’s various prospectuses.

12.           Comment.  Please explain why a return of capital is unlikely and what step the Fund will take to avoid a return of capital.

Response.  The Fund will only distribute available book income and not be subject to setting an explicit payout rate or payout ratio.

13.           Comment.  Change “income “ to “gains” in the following sentence in the prospectus and in the SAI:  “When the Fund writes a call option on an ETF that it holds, the call option generates income….”

Response.  “Income” has been changed to “cash flow” to maintain consistency throughout the prospectus.

14.           Comment.  Change the last four digits of the SEC’s zip code from “0102” to “1520.”

Response.  The requested change has been made.

Statement of Additional Information

15.           Comment.  Clarify whether the investment performance discussed in the following sentence is pre-tax or post-tax: “The allocation of the variable compensation pool to each portfolio manager is linked to the investment performance of the Fund versus its benchmark and, where appropriate, peer strategies, over one and three years.”  If pre-tax, revise the disclosure; if post-tax, just confirm in the response letter.

Response.  The requested disclosure has been added to clarify that the allocation of the variable compensation pool is linked to pre-tax investment performance.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary

The UBS Funds

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